January 11, 2012

VIA EDGAR

Mr. David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Alexander & Baldwin, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-34187

Dear Mr. Humphrey:

We have received the comment letter, dated December 29, 2011, from you to Mr. Joel M. Wine, regarding the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K.  Following up on our conversation with Ms. Amy Geddes, we formally request an extension until January 27, 2012 to respond to the comments provided by the Commission.

If you have any questions, please contact me at 808-525-6622.

Sincerely,

/s/ Nelson N. S. Chun
Nelson N. S. Chun
Senior Vice President and Chief Legal Officer